April 30, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re: Security Income Fund (File Nos. 002-38414 and 811-02120) (the “Registrant”)

Dear Ms. Browning:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 103 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on February 28, 2012 relating to three of its underlying series, U.S. Intermediate Bond Fund, High Yield Fund and Municipal Income Fund (each, a “Fund” and together, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen Cohen of Dechert LLP on April 18, 2012 and a subsequent telephone conversation between you, Richard Pfordte and Stephen Cohen on April 19, 2012. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Representations

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectuses

2.	Fees and Expenses of the Funds – All Funds

a.	Comment: The SEC staff notes that values in each Fund’s “Fee Table” were not provided in Post-Effective Amendment No. 103 to the Registrant’s registration statement filed pursuant to Rule 485(a)(1) under the 1933 Act on February 28, 2012. Please confirm in your response that including such values in a filing pursuant to Rule 485(b) does not constitute a material change that would require the Registrant to make a filing pursuant to Rule 485(a).

Response: The Registrant does not believe that including the values in each Fund’s “Fee Table” should be deemed a material change that would require the Registrant to make a filing pursuant to Rule 485(a) under the 1933 Act. As the SEC staff is aware, the values provided in the “Annual Fund Operating Expenses” section are derived from amounts incurred during a Fund’s most recent fiscal year, based on the Fund’s financial statements as calculated and prepared pursuant to Regulation S-X. Rule 485(b)(1)(i) under the 1933 Act provides that mutual fund may file a registration statement pursuant to Rule 485(b) if it is filed for the purposes of bringing the financial statements up to date under Section 10(a)(3) of the 1933 Act or Rules 3-12 or 3-18 of

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Regulation S-X. A Fund is thus explicitly permitted to update the values included in the “Fee Table” under Rule 485(b)(1)(i). Nevertheless, the Registrant will consider the SEC staff’s recommendation in the future.

b.	Comment: In the “Fees and Expenses of the Funds” section, if a Fund invests in other investment vehicles, please confirm that the Fund does not have any acquired fund fees and expenses (“AFFE”) in excess of one basis point as per Instruction 3(f)(i) to Item 3 of Form N-1A.

Reponse: We confirm that the Funds have not incurred AFFE in excess of one basis point.

c.	Comment: To the extent that the anticipated interest expenses relating to a Fund’s short selling activity are expected to materially affect the Fund’s “Other Expenses,” please subdivide the “Other Expenses” caption to identify the corresponding interest expenses.

Response: We confirm that interest expenses incurred in connection with short selling activity are not expected to materially affect the Funds’ “Other Expenses.” As a result, we have not revised the Funds’ “Annual Fund Operating Expenses” tables in response to this comment.

d.	Comment: In the “Fees and Expenses of the Funds” section, please confirm that the contractual fee waiver arrangements will be in place for at least one year from the date of the Prospectuses.

Response: We confirm that the contractual fee waiver arrangements will be in place for at least one year from the date of the Prospectuses.

e.	Comment: Please remove the reference that the recoupment rights of the adviser survive in the event the adviser relationship is terminated.

Response: We note that the right to recoup arises by contract between each Fund and the Investment Manager. Historically, the Investment Manager has never recouped fees from funds in the fund complex for which it has been entitled. However, should the Investment Manager be replaced and no longer serve as the investment adviser to the Fund, the issue of whether it would exercise its right to recoupment would likely be subject to consideration by all parties, including the Board of the Registrant as well as the new investment adviser. We also note that the ability of the Investment Manager to recoup would be properly disclosed in all relevant disclosures to shareholders (e.g., proxy statement and registration statement). In light of the foregoing, the Registrant has not revised the disclosure.

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f.	Comment: The SEC staff notes that certain expenses are excluded from the contractual fee waiver arrangement. Please disclose that, if a Fund incurs such excluded expenses, the Fund’s total annual fund operating expenses after fee waiver (and/or expense reimbursement) may exceed the limits set forth in the contractual fee waiver arrangement.

Response: The Registrant believes that the requested disclosure is currently provided in the second sentence of the relevant footnote, which reads: “The Fund may have ‘Total annual fund operating expenses after fee waiver’ greater than the expense cap as a result of any acquired fund fees and expenses or other expenses that are excluded from the calculation.”

3.	Principal Investment Strategies – All Funds

a.	Comment: Please confirm that the “Principal Investment Strategies” reflect the Funds’ principal investment strategies. To the extent that there are any non-principal investment strategies for a Fund, please do not disclose them in the “Principal Investment Strategies” sections of the Prospectuses.

Response: The Registrant has reviewed the “Principal Investment Strategies” and confirms that the Funds’ principal investment strategies are properly disclosed.

b.	Comment: Please refrain from using generalities and open-ended terms and phrases (e.g., “including,” “such as,” “without limitation,” and “but not limited to”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response: We have considered the requested changes and modified the disclosure when deemed appropriate.

c.	Comment: Please disclose the types of restricted securities in which the Funds may invest.

Response: The Registrant has revised the disclosures to note that the Funds’ investments in restricted securities may include Rule 144A securities.

d.	Comment: With respect to investments in derivatives, please provide additional detail regarding the credit derivatives instruments in which a Fund may invest. Please also disclose the types of derivatives for which a Fund is the seller. Finally, please disclose whether a Fund will invest in derivatives for speculative purposes.

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Response: The Registrant notes that the Funds do not sell derivatives. The Registrant notes that it has clarified the types of derivatives in which a Fund may invest and has clarified that the Funds may invest in derivatives for speculative purposes.

e.	Comment: Please generally refrain from using cross-references to other sections of the Prospectuses, unless explicitly permitted by Form N-1A.

Response: The Registrant has reviewed the disclosures and has revised the Prospectuses accordingly.

4.	Principal Risks – All Funds

a.	Comment: Please confirm that the risks disclosed in the “Principal Risks” sections are the principal risks for each Fund based on the strategies of the Fund.

Response: The Registrant confirms that the risks disclosed in the “Principal Risks” section for each Fund are the principal risks for the Fund based on the Fund’s principal investment strategies.

b.	Comment: Please confirm that the “Principal Risks” section describes the risks of a Fund’s investments in derivatives and please ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant has revised the disclosure in response to this comment.

5.	Purchase and Sale of Fund Shares – All Funds

a.	Comment: Please confirm that the “Purchase and Sale of Fund Shares” section complies with Item 6 of Form N-1A.

Response: The Registrant confirms that the “Purchase and Sale of Fund Shares” section complies with Item 6 of
Form N-1A. The Registrant notes that the SEC staff has previously commented to include certain disclosures in the “Purchase and Sale of Fund Shares” section and the Registrant has incorporated such comments.

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6.	Descriptions of Principal Risks – All Funds

a.	Comment: In the second sentences of this section, the Prospectuses refer to a Fund’s “main” risks. Please change the term “main” to “principal.”

Response: We have implemented the requested change.

7.	Comments Specific to U.S. Intermediate Bond Fund

a.	Comment: The U.S. Intermediate Bond Fund has a name that suggests investments in fixed-income securities that are issued by issuers in the United States. Please revise the 80% policy in the “Principal Investment Strategies” to clarify the Fund’s investments in U.S. fixed-income securities and please provide a definition for how the Registrant determines U.S. issuers. Finally, the SEC staff requests that, following the 80% policy, the Fund include disclosure that securities rated in the top four long-term rating categories may still be speculative.

Response: The Registrant confirms that the U.S. Intermediate Bond Fund operates pursuant to a policy pursuant to which it invests 80% of its assets in bonds that are issued by issuers in the United States and, in response to the SEC staff’s comments, the Registrant has clarified the Fund’s disclosure appropriately. In particular, the Registrant has revised the first paragraph under the “Principal Investment Strategies” section to read as follows (additions underlined; deletions ~~strike through~~):

“In pursuit of its objective, the Fund will invest, under normal market conditions, at least 80% of its net assets in investment grade U.S. fixed-income securities (i.e., rated in the top four long-term rating categories by a nationally recognized statistical rating organization or, if unrated, determined by Security Investors, LLC, also known as Guggenheim Investments (the “Investment Manager”) to be of comparable quality). Such fixed-income securities may include~~, without limitation,~~ corporate bonds and other corporate debt securities, securities issued by the U.S. government or its agencies and instrumentalities, and mortgage-backed and asset-backed securities. For purposes of the Fund’s 80% policy, U.S. fixed-income securities include securities issued by an issuer: (a) that is domiciled in the U.S.; (b) conducts a majority of its business in the U.S.; or (c) is listed in the Barclays Capital Intermediate U.S. Government/Credit Index (the “Index”) at the time of purchase, or will

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be listed in the Index. Although the Fund will invest at least 80% of its net assets in U.S. investment grade fixed-income securities, such securities (especially those in the lowest of the top four long-term rating categories) may have speculative characteristics. The Investment Manager will attempt to maintain a dollar-weighted average duration of 3 to 4.5 years and a dollar weighted average maturity of 3 to 10 years in managing the Fund’s portfolio.

b.	Comment: Please confirm that dollar-denominated fixed-income securities issued by foreign issuers do not qualify as U.S. fixed-income securities for the purposes of the Fund’s 80% policy.

Response: The Registrant confirms that dollar-denominated fixed-income securities issued by foreign issuers do not qualify as U.S. fixed-income securities under the Fund’s 80% policy.

c.	Comment: Please confirm that the types of characteristics (i.e., fixed-income, floating-rate, variable-rate, etc.) of the Fund’s investments are accurately described in the “Principal Investment Strategies” section.

Response: The Registrant believes that the characteristics of the Fund’s investments are accurately described in the “Principal Investment Strategies” section.

d.	Comment: Please confirm that the Fund can only invest up to 20% of its net assets in junk bonds.

Response: The Registrant confirms that the Fund can only invest up to 20% of its net assets in junk bonds.

8.	Comments Specific to High Yield Fund

a.	Comment: Given the speculative nature of the High Yield Fund’s investments, please consider disclosing on the cover page the risks of investing in the Fund.

Response: The Registrant respectfully notes that the requested disclosure is not required by Form N-1A and is not provided by other similar funds. Thus, the Registrant has not implemented any change in response to this comment.

b.	Comment: The SEC staff notes that the High Yield Fund discloses that it may engage in borrowing. Please confirm whether the Fund will borrow for investment purposes.

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Response: The High Yield Fund currently has a non-fundamental investment policy that limits the ability of the Fund to borrow for investment purposes. As a result, the Fund does not currently borrow for investment purposes.

c.	Comment: The SEC staff notes that the High Yield Fund discloses that it may invest in credit default swaps. Please consider providing additional disclosure regarding the risks of investing in credit default swaps.

Response: The Registrant has revised the disclosure to incorporate additional disclosure regarding credit default swaps.

9.	Comments Specific to Municipal Income Fund

a.	Comment: Please confirm that the Municipal Income Fund appropriately segregates assets with respect to its investments in tender option bonds in accordance with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

Response: The Registrant confirms that, when the Fund has investments in tender option bonds, it segregates assets in accordance with Release 10666.

b.	Comment: To the extent that the Municipal Income Fund may invest in securities that will subject an investor to the alternative minimum tax, please disclose.

Response: We respectfully note that, as permissible under Rule 35d-1 under the 1940 Act, the Municipal Income Fund currently discloses that it may invest in securities that will subject an investor to the alternative minimum tax in the statement “[i]nterest from the Fund’s investments may be subject to the alternative minimum tax.”

Comments Relating to the Statements of Additional Information (“SAIs”)

10.	Investment Methods and Risk Factors

a.	Comment: Item 16(b) requires that the SAIs describe any investment strategies used by the Investment Manager in managing a Fund that are not principal strategies, and the risks of those strategies. In the “Investment Methods and Risk Factors” section, please remove those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the Prospectuses.

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Response: We believe that the current disclosure in the SAIs is fully consistent with Form N-1A. The “Investment Methods and Risk Factors” section in each SAI notes that the section contains disclosure regarding both principal and non-principal strategies, and the risks corresponding to those strategies. The disclosure notes that any strategy (and corresponding risks) described, but not described in a Fund’s Prospectus, should not be considered a principal strategy or corresponding risk to such strategy. The SAIs provide additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we have not implemented any change in response to this comment.

11.	Fundamental Policies

a.	Comment: In the interpretations to the fundamental investment policies, please discuss when a Fund may look to the person interpositioned between the lender and the Fund to be the issuer of the syndicated bank loan.

Response: As disclosed in the SAI, a Fund will consider all relevant factors, including: (i) the terms of the Loan Agreement and other relevant agreements; (ii) the credit quality of such lender or interpositioned person; (iii) general economic conditions applicable to such lender or interpositioned person; and (iv) other factors relating to the degree of credit risk, if any, of such lender or interpositioned person incurred by the Fund.

b.	Comment: In the interpretations to the fundamental investment policies, please disclose whether the Funds interpret the issuer for concentration purposes in the same manner as they treat the issuer for diversification purposes.

Response: The Registrant confirms that the Funds interpret the issuer for concentration purposes in the same manner as it treats the issuer for diversification purposes and, thus, has updated the interpretation accordingly.

c.	Comment: Please confirm that the Funds do not take the position that privately-issued mortgage-backed securities (“Private MBS”) are not part of any industry or group of industries for concentration purposes.

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Response: The Registrant confirms that the Funds do not take the position that Private MBS are not part of any industry or group of industries for concentration purposes.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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